UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Green Plains, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

393222104

(CUSIP Number)

FREDERICK DISANTO

C/O ANCORA HOLDINGS INC.

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

ANDREW FREEDMAN

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,314
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		288,742
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

288,742
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

288,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,694
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

25,694
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,694
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		288,358
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

288,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

288,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I SPC Ltd Segregated Portfolio H
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		878,381
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

878,381
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,381
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series Q*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		423,219
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

423,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series Q is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

7

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series R*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		412,426
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

412,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

412,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series R is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

8

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series S*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		415,008
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

415,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

415,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series S is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

9

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP Series T*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		398,954
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

398,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

398,954
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series T is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

10

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		448,127
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

448,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

448,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IA, OO

11

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,256,298
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,256,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,256,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%
14	TYPE OF REPORTING PERSON

IA, OO

12

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Family Wealth Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,504
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

13

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

The Ancora Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		448,127
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

448,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

448,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Inverness Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,504
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,504
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Ancora Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,707,929
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,707,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,707,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP No. 393222104

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,707,929
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,707,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,707,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 393222104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”) of Green Plains, Inc., an Iowa corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1811 Aksarben Drive, Omaha, Nebraska, 68106.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora Catalyst SPV I LP – Series Q, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV Q”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ancora Catalyst SPV I LP – Series R, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV R”), with respect to the Shares directly and beneficially owned by it;
(vii)	Ancora Catalyst SPV I LP – Series S, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV S”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ancora Catalyst SPV I LP – Series T, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV T,” and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora SPV Q, Ancora SPV R and Ancora SPV S, the “Ancora LP Funds”), with respect to the Shares directly and beneficially owned by it;
(ix)	Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H, a Cayman Islands segregated portfolio company (“Ancora SPC H” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
18

CUSIP No. 393222104

(x)	Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment advisor to certain separately managed accounts (the “Ancora Advisors SMAs”);
(xi)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the general partner of each of the Ancora LP Funds and as the investment advisor to each of the Ancora Funds and a certain separately managed account (the “Ancora Alternatives SMA”);
(xii)	Ancora Family Wealth Advisors, LLC, an Ohio limited liability company (“Ancora Family Wealth”), as the investment advisor to certain separately managed accounts (the “Ancora Family Wealth SMAs”);
(xiii)	The Ancora Group Inc., an Ohio corporation (“Ancora Inc.”), as the sole member of Ancora Advisors;
(xiv)	Inverness Holdings LLC, a Delaware limited liability company (“Inverness Holdings”), as the sole member of Ancora Family Wealth;
(xv)	Ancora Holdings Inc., an Ohio corporation (“Ancora Holdings”), as the sole member of each of Ancora Alternatives and Inverness Holdings and as the sole shareholder of Ancora Inc.; and
(xvi)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6 below. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora Inc., Ancora Holdings and Ancora SPC H. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Ancora Funds, Ancora Advisors, Ancora Alternatives, Ancora Family Wealth, Ancora Inc., Inverness Holdings, Ancora Holdings and Mr. DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Advisors is serving as the investment advisor to the Ancora Advisors SMAs. The principal business of Ancora Alternatives is serving as the general partner of each of the Ancora LP Funds and as the investment advisor of each of the Ancora Funds and the Ancora Alternatives SMA. The principal business of Ancora Family Wealth is serving as investment advisor to the Ancora Family Wealth SMAs. The principal business of Ancora Inc. is serving as the sole member of Ancora Advisors. The principal business of Inverness Holdings is serving as the sole member of Ancora Family Wealth. The principal business of Ancora Holdings is serving as the sole member of each of Ancora Alternatives and Inverness Holdings, and as the sole shareholder of Ancora Inc. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings.

19

CUSIP No. 393222104

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors entered into a settlement with the Securities and Exchange Commission regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora Advisors consented to the cease-and-desist order and paid a penalty in the amount of $100,000.

(f)       Mr. DiSanto is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Ancora Funds and held in the Ancora Advisors SMA, Ancora Alternatives SMA and the Ancora Family Wealth SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 25,314 Shares owned directly by Ancora Merlin is approximately $842,251, including brokerage commissions. The aggregate purchase price of the 288,742 Shares owned directly by Ancora Merlin Institutional is approximately $9,604,765, including brokerage commissions. The aggregate purchase price of the 25,694 Shares owned directly by Ancora Catalyst is approximately $855,363, including brokerage commissions. The aggregate purchase price of the 288,358 Shares owned directly by Ancora Catalyst Institutional is approximately $9,590,813, including brokerage commissions. The aggregate purchase price of the 423,219 Shares owned directly by Ancora SPV Q is approximately $14,049,707, including brokerage commissions. The aggregate purchase price of the 412,426 Shares owned directly by Ancora SPV R is approximately $13,696,533, including brokerage commissions. The aggregate purchase price of the 415,008 Shares owned directly by Ancora SPV S is approximately $13,845,744, including brokerage commissions. The aggregate purchase price of the 398,954 Shares owned directly by Ancora SPV T is approximately $13,426,549, including brokerage commissions. The aggregate purchase price of the 878,381 Shares owned directly by Ancora SPC H is approximately $29,237,512, including brokerage commissions.

The aggregate purchase price of the 448,127 Shares held in the Ancora Advisors SMAs are approximately $14,659,964, including brokerage commissions. The aggregate purchase price of the 100,202 Shares held in the Ancora Alternatives SMA is approximately $3,237,717, including brokerage commissions. The aggregate purchase price of the 3,504 Shares held in the Ancora Family Wealth SMAs is approximately $114,302, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

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CUSIP No. 393222104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,650,852 Shares outstanding as of August 9, 2021, as disclosed in the Issuer’s final prospectus filed on Form 424B5 on August 6, 2021 with the SEC.

A.	Ancora Merlin
(a)	As of the date hereof, Ancora Merlin beneficially owned directly 25,314 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,314
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,314

B.	Ancora Merlin Institutional
(a)	As of the date hereof, Ancora Merlin Institutional beneficially owned directly 288,742 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 288,742
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 288,742

C.	Ancora Catalyst
(a)	As of the date hereof, Ancora Catalyst beneficially owned directly 25,694 Shares.

Percentage: Less than 1%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 25,694
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 25,694

D.	Ancora Catalyst Institutional
(a)	As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 288,358 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 288,358
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 288,358
E.	Ancora SPV Q
(a)	As of the date hereof, Ancora SPV Q beneficially owned directly 423,219 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 423,219
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 423,219

F.	Ancora SPV R
(a)	As of the date hereof, Ancora SPV R beneficially owned directly 412,426 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 412,426
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 412,426

G.	Ancora SPV S
(a)	As of the date hereof, Ancora SPV S beneficially owned directly 415,008 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 415,008
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 415,008

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H.	Ancora SPV T
(a)	As of the date hereof, Ancora SPV T beneficially owned directly 398,954 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 398,954
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 398,954
I.	Ancora SPC H
(a)	As of the date hereof, Ancora SPC H beneficially owned directly 878,381 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 878,381
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 878,381
J.	Ancora Advisors
(a)	As of the date hereof, 448,127 Shares were held in the Ancora Advisors SMAs. Ancora Advisors, as the investment advisor to the Ancora Advisors SMAs, may be deemed to beneficially own 448,127 Shares held in the Ancora Advisors SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 448,127
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 448,127
K.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMA and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 3,256,298 Shares consisting of (i) 25,314 Shares beneficially owned directly by Ancora Merlin, (ii) 288,742 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 423,219 Shares beneficially owned directly by Ancora SPV Q, (vi) 412,426 Shares beneficially owned directly by Ancora SPV R, (vii) 415,008 Shares beneficially owned directly by Ancora SPV S, (viii) 398,954 Shares beneficially owned directly by Ancora SPV T, (ix) 878,381 Shares beneficially owned directly by Ancora SPC H and (x) 100,202 Shares held in the Ancora Alternatives SMA.

Percentage: Approximately 6.1%

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(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,256,298
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,256,298

L.	Ancora Family Wealth
(a)	As of the date hereof, 3,504 Shares were held in the Ancora Family Wealth SMAs. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own the 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,504 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,504

M.	Ancora Inc.
(a)	Ancora Inc., as the sole member of Ancora Advisors, may be deemed to beneficially own 448,127 Shares held in the Ancora Advisors SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 448,127
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 448,127

N.	Inverness Holdings
(a)	Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own the 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 3,504 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 3,504

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O.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of each of Ancora Alternatives and Inverness Holdings, and as the sole shareholder of Ancora Inc., may be deemed to beneficially own 3,707,929 Shares consisting of (i) 25,314 Shares beneficially owned directly by Ancora Merlin, (ii) 288,742 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 423,219 Shares beneficially owned directly by Ancora SPV Q, (vi) 412,426 Shares beneficially owned directly by Ancora SPV R, (vii) 415,008 Shares beneficially owned directly by Ancora SPV S, (viii) 398,954 Shares beneficially owned directly by Ancora SPV T, (ix) 878,381 Shares beneficially owned directly by Ancora SPC H and (x) 100,202 Shares held in the Ancora Alternatives SMA, (xi) 448,127 Shares held in the Ancora Advisors SMAs, and (xii) 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,707,929
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,707,929

P.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 3,707,929 Shares consisting of (i) 25,314 Shares beneficially owned directly by Ancora Merlin, (ii) 288,742 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 25,694 Shares beneficially owned directly by Ancora Catalyst, (iv) 288,358 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 423,219 Shares beneficially owned directly by Ancora SPV Q, (vi) 412,426 Shares beneficially owned directly by Ancora SPV R, (vii) 415,008 Shares beneficially owned directly by Ancora SPV S, (viii) 398,954 Shares beneficially owned directly by Ancora SPV T, (ix) 878,381 Shares beneficially owned directly by Ancora SPC H and (x) 100,202 Shares held in the Ancora Alternatives SMA, (xi) 448,127 Shares held in the Ancora Advisors SMAs, and (xii) 3,504 Shares held in the Ancora Family Wealth SMAs.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,707,929
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,707,929

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

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CUSIP No. 393222104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 9, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Ancora Catalyst Institutional has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Catalyst Institutional Swaps”) that constitute economic exposure to an aggregate of 171,940 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Catalyst Institutional Swaps provide Ancora Catalyst Institutional with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Catalyst Institutional Swaps (such shares, the “Ancora Catalyst Institutional Subject Shares”). Ancora Catalyst Institutional does not have the right to convert the Ancora Catalyst Institutional Swaps into Shares at any time. Taking into account the Ancora Catalyst Institutional Subject Shares, Ancora Catalyst Institutional has economic exposure to an aggregate of 460,298 Shares, representing less than 1% of the outstanding Shares.

Ancora Catalyst has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Catalyst Swaps”) that constitute economic exposure to an aggregate of 15,560 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Catalyst Swaps provide Ancora Catalyst with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Catalyst Swaps (such shares, the “Ancora Catalyst Subject Shares”). Ancora Catalyst does not have the right to convert the Ancora Catalyst Swaps into Shares at any time. Taking into account the Ancora Catalyst Subject Shares, Ancora Catalyst has economic exposure to an aggregate of 41,254 Shares, representing less than 1% of the outstanding Shares.

Ancora Merlin Institutional has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Merlin Institutional Swaps”) that constitute economic exposure to an aggregate of 172,315 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Merlin Institutional Swaps provide Ancora Merlin Institutional with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Merlin Institutional Swaps (such shares, the “Ancora Merlin Institutional Subject Shares”). Ancora Merlin Institutional does not have the right to convert the Ancora Merlin Institutional Swaps into Shares at any time. Taking into account the Ancora Merlin Institutional Subject Shares, Ancora Merlin Institutional has economic exposure to an aggregate of 461,057 Shares, representing less than 1% of the outstanding Shares.

Ancora Merlin has entered into certain cash-settled total return swap agreements with an unaffiliated third party financial institution as the counterparty (the “Ancora Merlin Swaps”) that constitute economic exposure to an aggregate of 15,185 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of July 6, 2023. The Ancora Merlin Swaps provide Ancora Merlin with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Ancora Merlin Swaps (such shares, the “Ancora Merlin Subject Shares”). Ancora Merlin does not have the right to convert the Ancora Merlin Swaps into Shares at any time. Taking into account the Ancora Merlin Subject Shares, Ancora Merlin has economic exposure to an aggregate of 40,499 Shares, representing less than 1% of the outstanding Shares.

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CUSIP No. 393222104

Each of Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional and Ancora Catalyst purchased American-style put options referencing an aggregate of 9,200 Shares, 800 Shares, 9,100 Shares and 900 Shares, respectively, which have an exercise price of $27 per Share, and which expire on January 21, 2022, as further described on Schedule B hereto.

Each of Ancora SPV Q, Ancora SPV R, Ancora SPV S, Ancora SPV T, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Alternatives SMA purchased American-style put options referencing an aggregate of 38,300 Shares, 36,700 Shares, 36,200 Shares, 37,600 Shares, 14,500 Shares, 1,300 Shares, 12,600 Shares, 1,100 Shares and 10,200 Shares, respectively, which have an exercise price of $22 per Share, and which expire on May 20, 2022, as further described on Schedule B hereto.

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV R, Ancora SPV S, Ancora SPV T, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst, Ancora Alternatives SMA and Ancora Advisors SMA purchased American-style put options referencing an aggregate of 21,300 Shares, 15,700 Shares, 15,300 Shares, 13,700 Shares, 3,300 Shares, 44,200 Shares, 4,000 Shares, 46,400 Shares, 4,300 Shares, 2,700 Shares and 30,200 Shares, respectively, which have an exercise price of $25 per Share, and which expire on May 20, 2022, as further described on Schedule B hereto.

Each of Ancora SPV Q, Ancora SPV R, Ancora SPV S, Ancora SPV T, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional and Ancora Catalyst purchased American-style put options referencing an aggregate of 7,500 Shares, 7,000 Shares, 8,700 Shares, 27,000 Shares, 7,100 Shares, 600 Shares, 7,100 Shares and 600 Shares, respectively, which have an exercise price of $20 per Share, and which expire on November 18, 2022, as further described on Schedule B hereto.

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV R, Ancora SPV S, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Advisors SMA purchased American-style put options referencing an aggregate of 68,800 Shares, 35,900 Shares, 34,400 Shares, 29,900 Shares, 24,300 Shares, 2,200 Shares, 24,400 Shares, 2,200 Shares and 121,100 Shares, respectively, which have an exercise price of $23 per Share, and which expire on November 18, 2022, as further described on Schedule B hereto.

Each of Ancora SPV Q, Ancora SPV R, Ancora SPV S, Ancora SPV T, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Alternatives SMA purchased American-style put options referencing an aggregate of 50,500 Shares, 49,900 Shares, 52,600 Shares, 88,100 Shares, 48,300 Shares, 4,000 Shares, 43,000 Shares, 3,500 Shares and 43,200 Shares, respectively, which have an exercise price of $20 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV R, Ancora SPV S, Ancora SPV T, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional, Ancora Catalyst and Ancora Advisors SMA purchased American-style put options referencing an aggregate of 78,800 Shares, 45,100 Shares, 43,200 Shares, 39,000 Shares, 7,700 Shares, 65,100 Shares, 5,800 Shares, 70,200 Shares, 6,200 Shares and 128,100 Shares, respectively, which have an exercise price of $22 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

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CUSIP No. 393222104

Each of Ancora SPC H, Ancora SPV Q, Ancora SPV R, Ancora SPV S, Ancora SPV T, Ancora Merlin Institutional, Ancora Merlin, Ancora Catalyst Institutional and Ancora Catalyst purchased American-style put options referencing an aggregate of 8,200 Shares, 18,400 Shares, 18,200 Shares, 21,400 Shares, 23,700 Shares, 16,700 Shares, 1,300 Shares, 16,600 Shares and 1,500 Shares, respectively, which have an exercise price of $25 per Share, and which expire on December 16, 2022, as further described on Schedule B hereto.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 9, 2021.

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CUSIP No. 393222104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2021

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP
Ancora Catalyst SPV I LP – Series Q
Ancora Catalyst SPV I LP – Series R
Ancora Catalyst SPV I LP – Series S
Ancora Catalyst SPV I LP – Series T

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H

By:	Ancora Alternatives LLC, its Investment Advisor

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Alternatives LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 393222104

Ancora Advisors, LLC

By:	The Ancora Group Inc., its Sole Member

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Family Wealth Advisors, LLC

By:	Inverness Holdings LLC, its Sole Member

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

The Ancora Group Inc.

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Inverness Holdings LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Holdings Inc.

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 393222104

/s/ Frederick DiSanto
Frederick DiSanto

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CUSIP No. 393222104

SCHEDULE A

Directors and Officers of Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio H

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley Zucker Director	Company Director	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Julie O’Hara Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Canada
Ronan Guilfoyle Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Ireland

CUSIP No. 393222104

Directors and Officers of The Ancora Group Inc. and Ancora Holdings Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Fredrick DiSanto Director and Officer	Chairman and Chief Executive Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Dan Hyland Director and Officer	President	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
John Micklitsch Director and Officer	Chief Investment Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
John Bartels Director and Officer	Managing Director, Retirement Plans & Insurance Services	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
James M. Chadwick Officer	Managing Director, Alternative Investments	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Brittney Garrett Officer	Chief Financial Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Joe Spidalieri Officer	Chief Operating Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Jason Geers Officer	Chief Compliance Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States

CUSIP No. 393222104

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security	Date of Purchase/Sale

ANCORA MERLIN, LP

Purchase of Common Stock	1,104	33.8998	06/10/2021
Purchase of Common Stock	896	33.7236	06/11/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	2.8579	06/15/2021
Purchase of Common Stock	1,000	33.1071	06/16/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,000	3.1878	06/21/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,000	3.2487	06/21/2021
Purchase of December 16, 2022 Put Options ($25.00 Strike Price)[1]	800	4.4579	06/21/2021
Purchase of Common Stock	1,000	32.5225	06/22/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	2.9478	06/22/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	300	2.7212	06/22/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	300	2.6312	06/22/2021
Purchase of Common Stock	1,000	33.5225	06/24/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	2.9311	06/24/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	300	2.9331	06/24/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	300	2.9312	06/24/2021
Purchase of Cash-Settled Total Return Swap	3,037	33.3211	07/06/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	2.8811	07/06/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	800	3.3260	07/06/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	900	3.0969	07/06/2021
Purchase of Cash-Settled Total Return Swap	2,025	32.5776	07/07/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	3.1973	07/07/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	500	3.7477	07/07/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	500	3.5964	07/07/2021
Purchase of Cash-Settled Total Return Swap	1,012	32.9765	07/13/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	3.0986	07/13/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	200	3.9185	07/13/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	200	3.6562	07/13/2021
Purchase of Cash-Settled Total Return Swap	3,037	31.6310	07/14/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	3.5524	07/14/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	100	4.4378	07/14/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	100	4.2378	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	800	3.4561	07/14/2021
Purchase of Cash-Settled Total Return Swap	1,012	32.1116	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	500	3.4055	07/16/2021
Purchase of Cash-Settled Total Return Swap	1,012	31.5086	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	100	2.8478	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	200	3.6944	07/19/2021
Purchase of Cash-Settled Total Return Swap	2,025	32.8880	07/27/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	200	2.8728	07/27/2021
Purchase of November 18, 2022 Put Options ($20.00 Strike Price)[1]	600	3.6139	07/27/2021
Purchase of Cash-Settled Total Return Swap	2,025	32.4465	07/28/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	200	2.7816	07/28/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	500	3.7278	07/28/2021
Purchase of Common Stock	992	34.0667	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	200	2.6346	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	600	3.6067	07/29/2021
Purchase of Common Stock	2,436	35.0665	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	600	2.4959	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	1,400	3.5479	07/30/2021
Purchase of Common Stock	1,587	36.5371	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	100	5.0378	08/02/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	100	4.0478	08/04/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	200	5.0671	08/04/2021
Purchase of Common Stock	2,094	32.0300	08/05/2021
Purchase of Common Stock	6,205	33.3330	08/05/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	500	3.6178	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	400	4.1341	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	500	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	200	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA MERLIN INSTITUTIONAL, LP

Purchase of Common Stock	12,705	33.8977	06/10/2021
Purchase of Common Stock	10,295	33.7210	06/11/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,900	2.8578	06/15/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	500	2.8578	06/15/2021
Purchase of Common Stock	11,500	33.1048	06/16/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	23,000	3.1878	06/21/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	22,500	3.2487	06/21/2021
Purchase of December 16, 2022 Put Options ($25.00 Strike Price)[1]	9,200	4.4578	06/21/2021
Purchase of Common Stock	11,500	32.5202	06/22/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	600	2.9270	06/22/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,300	2.7136	06/22/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,700	2.6235	06/22/2021
Purchase of Common Stock	11,500	33.5202	06/24/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	800	2.9093	06/24/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,600	2.9254	06/24/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,600	2.9235	06/24/2021
Purchase of Cash-Settled Total Return Swap	34,463	33.3211	07/06/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,500	2.8695	07/06/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	9,400	3.3231	07/06/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	10,000	3.0944	07/06/2021
Purchase of Cash-Settled Total Return Swap	22,975	32.5776	07/07/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,600	3.1739	07/07/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	5,600	3.7432	07/07/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	5,900	3.5919	07/07/2021
Purchase of Cash-Settled Total Return Swap	11,488	32.9765	07/13/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	500	3.0786	07/13/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,000	3.9072	07/13/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,100	3.6448	07/13/2021
Purchase of Cash-Settled Total Return Swap	34,463	31.6310	07/14/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	3.5400	07/14/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	400	4.4191	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	8,100	3.4533	07/14/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	500	4.2178	07/14/2021
Purchase of Cash-Settled Total Return Swap	11,488	32.1116	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,300	3.4010	07/16/2021
Purchase of Cash-Settled Total Return Swap	11,488	31.5086	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,100	2.8251	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	2,400	3.6829	07/19/2021
Purchase of Cash-Settled Total Return Swap	22,975	32.8880	07/27/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,300	2.8613	07/27/2021
Purchase of November 18, 2022 Put Options ($20.00 Strike Price)[1]	7,100	3.6101	07/27/2021
Purchase of Cash-Settled Total Return Swap	22,975	32.4465	07/28/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,800	2.7704	07/28/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,700	3.7233	07/28/2021
Purchase of Common Stock	11,192	34.0644	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	3,300	2.7704	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	9,900	3.6028	07/29/2021
Purchase of Common Stock	27,484	35.0656	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	6,000	2.4922	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	16,900	3.5463	07/30/2021
Purchase of Common Stock	17,899	36.5356	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	2,200	5.0140	08/02/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	500	4.0278	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	3,300	5.0553	08/04/2021
Purchase of Common Stock	23,762	32.0300	08/05/2021
Purchase of Common Stock	70,405	33.3326	08/05/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	5,700	3.6133	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	4,000	4.1285	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	6,000	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	2,000	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA CATALYST, LP

Purchase of Common Stock	1,118	33.9109	06/10/2021
Purchase of Common Stock	907	33.7373	06/11/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	400	2.8750	06/15/2021
Purchase of Common Stock	1,012	33.1194	06/16/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,000	3.1900	06/21/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,400	3.2433	06/21/2021
Purchase of December 16, 2022 Put Options ($25.00 Strike Price)[1]	800	4.4625	06/21/2021
Purchase of Common Stock	1,012	32.5300	06/22/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	3.0000	06/22/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	300	2.7233	06/22/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	300	2.6333	06/22/2021
Purchase of Common Stock	1,013	33.5200	06/24/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	2.9833	06/24/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	300	2.9352	06/24/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	300	2.9333	06/24/2021
Purchase of Cash-Settled Total Return Swap	3,112	33.3211	07/06/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	2.8957	07/06/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	800	3.3200	07/06/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	900	3.0913	07/06/2021
Purchase of Cash-Settled Total Return Swap	2,075	32.5776	07/07/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	3.2495	07/07/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	500	3.7399	07/07/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	500	3.5886	07/07/2021
Purchase of Cash-Settled Total Return Swap	1,037	32.9765	07/13/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	3.1508	07/13/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	200	3.9331	07/13/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	200	3.6708	07/13/2021
Purchase of Cash-Settled Total Return Swap	3,112	31.6310	07/14/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	100	3.6790	07/14/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	100	4.5640	07/14/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	100	4.3640	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	700	3.4756	07/14/2021
Purchase of Cash-Settled Total Return Swap	1,037	32.1116	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	500	3.3977	07/16/2021
Purchase of Cash-Settled Total Return Swap	1,037	31.5086	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	100	2.9000	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	200	3.7090	07/19/2021
Purchase of Cash-Settled Total Return Swap	2,075	32.8880	07/27/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	200	2.8874	07/27/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	600	3.6069	07/27/2021
Purchase of Cash-Settled Total Return Swap	2,075	32.4465	07/28/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	200	2.7962	07/28/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	500	3.7200	07/28/2021
Purchase of Common Stock	1,026	34.0642	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	100	2.7092	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	200	3.6397	07/29/2021
Purchase of Common Stock	2,521	35.0655	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	500	2.4989	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	1,400	3.5333	07/30/2021
Purchase of Common Stock	1,642	36.5301	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	300	5.0333	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	200	5.0917	08/04/2021
Purchase of Common Stock	2,146	32.0300	08/05/2021
Purchase of Common Stock	6,359	33.3326	08/05/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	500	3.6200	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	400	4.1400	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	500	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	200	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA CATALYST INSTITUTIONAL, LP

Purchase of Common Stock	12,691	33.8987	06/10/2021
Purchase of Common Stock	10,284	33.7223	06/11/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	4,200	2.8600	06/15/2021
Purchase of Common Stock	11,488	33.1059	06/16/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	23,000	3.1900	06/21/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	27,600	3.2433	06/21/2021
Purchase of December 16, 2022 Put Options ($25.00 Strike Price)[1]	9,200	4.4600	06/21/2021
Purchase of Common Stock	11,488	32.5300	06/22/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	700	2.9200	06/22/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,300	2.7100	06/22/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,700	2.6200	06/22/2021
Purchase of Common Stock	11,487	33.5200	06/24/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	800	2.9033	06/24/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,600	2.9219	06/24/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,600	2.9200	06/24/2021
Purchase of Cash-Settled Total Return Swap	34,388	33.3211	07/06/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,400	2.8657	07/06/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	9,300	3.3200	07/06/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	10,000	3.0913	07/06/2021
Purchase of Cash-Settled Total Return Swap	22,925	32.5776	07/07/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,600	3.1695	07/07/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	5,600	3.7399	07/07/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	5,900	3.5886	07/07/2021
Purchase of Cash-Settled Total Return Swap	11,463	32.9765	07/13/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	500	3.0708	07/13/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,100	3.9031	07/13/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,100	3.6408	07/13/2021
Purchase of Cash-Settled Total Return Swap	34,388	31.6310	07/14/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	3.6041	07/14/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	500	4.4440	07/14/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	400	4.2516	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	8,200	3.4560	07/14/2021
Purchase of Cash-Settled Total Return Swap	11,463	32.1116	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,300	3.3977	07/16/2021
Purchase of Cash-Settled Total Return Swap	11,463	31.5086	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,100	2.8200	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	2,400	3.6790	07/19/2021
Purchase of Cash-Settled Total Return Swap	22,925	32.8880	07/27/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,200	2.8574	07/27/2021
Purchase of November 18, 2022 Put Options ($20.00 Strike Price)[1]	7,100	3.6069	07/27/2021
Purchase of Cash-Settled Total Return Swap	22,925	32.4465	07/28/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,800	2.7562	07/28/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,700	3.7100	07/28/2021
Purchase of Common Stock	11,156	34.0642	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,600	2.6192	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	4,900	3.5997	07/29/2021
Purchase of Common Stock	27,398	35.0655	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	5,900	2.4889	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	16,500	3.5333	07/30/2021
Purchase of Common Stock	17,844	36.5218	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	2,100	5.0100	08/02/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	500	1.0200	08/04/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	3,300	5.0517	08/04/2021
Purchase of Common Stock	23,710	32.0300	08/05/2021
Purchase of Common Stock	70,250	33.3326	08/05/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	5,700	3.6100	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	4,000	4.1250	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	6,000	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	2,000	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA CATALYST SPV I LP – SERIES Q

Purchase of Common Stock	50,750	32.2834	07/08/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	3,300	3.1596	07/08/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	12,100	3.7576	07/08/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	12,800	3.5340	07/08/2021
Purchase of Common Stock	14,500	33.3514	07/09/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,000	2.8943	07/09/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,700	3.5769	07/09/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,800	3.3583	07/09/2021
Purchase of Common Stock	23,972	34.1987	07/12/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,300	2.7205	07/12/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	4,600	3.5696	07/12/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	4,900	3.3068	07/12/2021
Purchase of Common Stock	81,000	33.1166	07/13/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	4,000	3.0708	07/13/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	15,000	3.9031	07/13/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	16,200	3.6408	07/13/2021
Purchase of Common Stock	36,000	31.4744	07/14/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	300	3.5790	07/14/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	500	4.4440	07/14/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	600	4.2391	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	8,500	3.4559	07/14/2021
Purchase of Common Stock	21,600	32.1233	07/15/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	28,700	2.5751	07/15/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,500	3.5200	07/15/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	9,800	3.4607	07/15/2021
Purchase of Common Stock	26,000	32.1268	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	12,200	3.3977	07/16/2021
Purchase of Common Stock	26,000	31.3156	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,600	7.6410	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,400	1.3578	07/19/2021
Purchase of Common Stock	13,000	32.5717	07/20/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	3,900	2.8092	07/20/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	7,500	3.4100	07/20/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,500	3.4234	07/20/2021
Purchase of Common Stock	4,114	32.5969	07/28/2021
Purchase of Common Stock	5,004	34.0642	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	500	2.6292	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	1,700	3.5997	07/29/2021
Purchase of Common Stock	12,288	35.0655	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,600	2.4889	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	7,400	3.5333	07/30/2021
Purchase of Common Stock	8,003	36.5229	08/02/2021
Purchase of Common Stock	34,000	36.4936	08/03/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	900	5.0111	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	10,100	4.9475	08/03/2021
Purchase of Common Stock	12,597	36.7039	08/04/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	1,000	4.0100	08/04/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	6,200	5.0517	08/04/2021
Purchase of Common Stock	13,725	32.0011	08/05/2021
Purchase of Common Stock	40,666	33.3326	08/05/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	3,300	3.6100	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	2,300	4.1250	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	3,500	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	1,200	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA CATALYST SPV I LP – SERIES R

Purchase of Common Stock	49,000	32.2834	07/08/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	3,200	3.1596	07/08/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	11,700	3.7576	07/08/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	12,400	3.5340	07/08/2021
Purchase of Common Stock	14,000	33.3514	07/09/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,000	2.8943	07/09/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,600	3.5769	07/09/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,700	3.3583	07/09/2021
Purchase of Common Stock	22,640	34.1987	07/12/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,300	2.7205	07/12/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	4,300	3.5696	07/12/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	4,600	3.3068	07/12/2021
Purchase of Common Stock	76,500	33.1166	07/13/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	3,900	3.0708	07/13/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	14,300	3.9031	07/13/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	15,300	3.6408	07/13/2021
Purchase of Common Stock	34,000	31.4744	07/14/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	3.6041	07/14/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)	500	4.4440	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	8,100	3.4560	07/14/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	500	4.2440	07/14/2021
Purchase of Common Stock	20,400	32.1233	07/15/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	26,600	2.5751	07/15/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,300	3.5200	07/15/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	9,400	3.4607	07/15/2021
Purchase of Common Stock	24,000	32.1268	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	11,200	3.3977	07/16/2021
Purchase of Common Stock	24,000	31.3156	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,400	2.8200	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price) [1]	5,000	3.6790	07/19/2021
Purchase of Common Stock	12,000	32.5718	07/20/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	3,700	2.8092	07/20/2021
Purchase of November 18, 2022 Put Options ($20.00 Strike Price)[1]	7,000	3.4100	07/20/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,000	3.4234	07/20/2021
Purchase of Common Stock	10,071	32.5969	07/28/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	600	2.7629	07/28/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	1,800	3.7100	07/28/2021
Purchase of Common Stock	4,830	34.0642	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	800	2.6217	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	2,300	3.5997	07/29/2021
Purchase of Common Stock	11,862	35.0655	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,600	2.4889	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	7,100	3.5333	07/30/2021
Purchase of Common Stock	7,544	36.5230	08/02/2021
Purchase of Common Stock	34,000	36.4936	08/03/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	900	5.0111	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	10,100	4.9475	08/03/2021
Purchase of Common Stock	12,455	36.7039	08/04/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	900	4.0111	08/04/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	6,100	5.0517	08/04/2021
Purchase of Common Stock	13,910	32.0011	08/05/2021
Purchase of Common Stock	41,214	33.3326	08/05/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	3,400	3.6100	08/05/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	2,300	4.1250	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	3,500	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	1,100	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA CATALYST SPV I LP – SERIES S

Purchase of Common Stock	42,000	32.2834	07/08/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,800	3.1596	07/08/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	10,100	3.7576	07/08/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	10,600	3.5340	07/08/2021
Purchase of Common Stock	12,000	33.3514	07/09/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	800	2.8943	07/09/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,100	3.5769	07/09/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,100	3.3583	07/09/2021
Purchase of Common Stock	19,977	34.1987	07/12/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,100	2.7205	07/12/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,800	3.5696	07/12/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	4,100	3.3068	07/12/2021
Purchase of Common Stock	67,500	33.1166	07/13/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	3,400	3.0708	07/13/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	12,500	3.9031	07/13/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	13,500	3.6408	07/13/2021
Purchase of Common Stock	30,000	31.4744	07/14/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	3.6041	07/14/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	400	4.4516	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	7,100	3.4563	07/14/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	500	4.2440	07/14/2021
Purchase of Common Stock	18,000	32.1234	07/15/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	23,700	2.5751	07/15/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,100	3.5200	07/15/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	8,300	3.4607	07/15/2021
Purchase of Common Stock	21,000	32.1268	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	9,900	3.3977	07/16/2021
Purchase of Common Stock	21,000	31.3156	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,100	2.8200	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	4,400	3.6790	07/19/2021
Purchase of Common Stock	10,500	32.5719	07/20/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	3,200	2.8092	07/20/2021
Purchase of November 18, 2022 Put Options ($20.00 Strike Price)[1]	6,100	3.4100	07/20/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	4,400	3.4234	07/20/2021
Purchase of Common Stock	1,153	33.7481	07/21/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	200	2.5500	07/21/2021
Purchase of Common Stock	2,304	33.4351	07/22/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	200	2.6500	07/21/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	500	3.4095	07/21/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	400	3.4250	07/22/2021
Purchase of Common Stock	2,304	32.9284	07/23/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	400	2.7250	07/23/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	1,200	3.5700	07/23/2021
Purchase of Common Stock	929	33.8876	07/26/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	300	2.5583	07/26/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	1,000	3.4200	07/26/2021
Purchase of Common Stock	8,296	32.4551	07/27/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	800	2.8574	07/27/2021
Purchase of November 18, 2022 Put Options ($20.00 Strike Price)[1]	2,600	3.6069	07/27/2021
Purchase of Common Stock	19,275	32.5969	07/28/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,500	2.7562	07/28/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price) [1]	4,700	3.7100	07/28/2021
Purchase of Common Stock	4,379	34.0642	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,400	2.6192	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	4,100	3.5997	07/29/2021
Purchase of Common Stock	10,753	35.0655	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,400	2.4889	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	6,600	3.5333	07/30/2021
Purchase of Common Stock	26,796	36.5216	08/02/2021
Purchase of Common Stock	34,000	36.4936	08/03/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	800	5.0125	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	10,100	4.9475	08/03/2021
Purchase of Common Stock	9,239	36.7043	08/04/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	1,400	4.0100	08/04/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	9,400	5.0517	08/04/2021
Purchase of Common Stock	13,526	32.0011	08/05/2021
Purchase of Common Stock	40,077	33.3326	08/05/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	3,300	3.6100	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	2,300	4.1250	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	3,500	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	1,100	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA CATALYST SPV I LP – SERIES T

Purchase of Common Stock	12,129	33.7363	07/21/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,700	2.5100	07/21/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	5,200	3.995	07/21/2021
Purchase of Common Stock	24,259	33.4292	07/22/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	1,700	2.6100	07/22/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	4,700	3.4100	07/22/2021
Purchase of Common Stock	24,259	32.9284	07/23/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	4,200	2.7200	07/23/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	12,400	3.5700	07/23/2021
Purchase of Common Stock	9,775	33.8730	07/26/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	3,500	2.5450	07/26/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	10,800	3.4200	07/26/2021
Purchase of Common Stock	87,332	32.4551	07/27/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	8,600	2.8574	07/27/2021
Purchase of November 18, 2022 Put Options ($20.00 Strike Price)[1]	27,000	3.6069	07/27/2021
Purchase of Common Stock	90,626	32.5969	07/28/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	8,400	2.7562	07/28/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	26,400	3.7100	07/28/2021
Purchase of Common Stock	3,972	34.0642	07/29/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	7,100	2.6192	07/29/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	21,900	3.5997	07/29/2021
Purchase of Common Stock	9,754	35.0655	07/30/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price) [1]	2,400	2.4889	07/30/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	6,700	3.5333	07/30/2021
Purchase of Common Stock	27,448	36.5215	08/02/2021
Purchase of Common Stock	32,000	36.4936	08/03/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	700	5.0143	08/02/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	9,700	4.9475	08/03/2021
Purchase of Common Stock	23,330	36.7033	08/04/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	1,900	4.0100	08/04/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	12,100	5.0517	08/04/2021
Purchase of Common Stock	13,644	32.0011	08/05/2021
Purchase of Common Stock	40,426	33.3326	08/05/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	3,300	3.6100	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	2,300	4.1250	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	3,500	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	1,100	5.2100	08/06/2021

CUSIP No. 393222104

ANCORA CATALYST SPV I SPC LTD. – SEGREGATED PORTFOLIO H

Purchase of Common Stock	50,000	33.9414	07/02/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	3,800	2.6947	07/02/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	13,900	3.2570	07/02/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	14,700	3.0459	07/02/2021
Purchase of Common Stock	75,000	33.6218	07/06/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	5,200	2.8657	07/06/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	20,200	3.3200	07/06/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	21,700	3.0913	07/06/2021
Purchase of Common Stock	100,000	31.7323	07/07/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	6,600	3.1695	07/07/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	24,300	3.7399	07/07/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	25,400	3.5886	07/07/2021
Purchase of Common Stock	33,250	32.2834	07/08/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,200	3.1596	07/08/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	8,000	3.7576	07/08/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	8,400	3.5340	07/08/2021
Purchase of Common Stock	9,500	33.3514	07/09/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	700	2.8943	07/09/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,400	3.5769	07/09/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,500	3.3583	07/09/2021
Purchase of Common Stock	29,000	32.1268	07/16/2021
Purchase of Common Stock	29,000	31.3156	07/19/2021
Purchase of Common Stock	14,500	32.5715	07/20/2021
Purchase of Common Stock	11,718	33.7364	07/21/2021
Purchase of Common Stock	23,437	33.4292	07/22/2021
Purchase of Common Stock	23,437	32.9284	07/23/2021
Purchase of Common Stock	9,444	33.8731	07/26/2021
Purchase of Common Stock	84,372	32.4551	07/27/2021
Purchase of Common Stock	125,914	32.5969	07/28/2021
Purchase of Common Stock	10,151	34.0642	07/29/2021
Purchase of Common Stock	24,931	35.0655	07/30/2021
Purchase of Common Stock	16,237	36.5219	08/02/2021
Purchase of Common Stock	66,000	36.4934	08/03/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	1,100	4.0100	08/04/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	7,200	5.0517	08/04/2021
Purchase of May 20, 2022 Put Options ($25 Strike Price) [1]	2,800	3.6100	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	2,000	4.1250	08/05/2021
Purchase of December 16, 2022 Put Options ($22 Strike Price) [1]	3,000	4.1100	08/06/2021
Purchase of December 16, 2022 Put Options ($25 Strike Price) [1]	1,000	5.2100	08/06/2021
Purchase of Common Stock	2,230	35.3664	08/09/2021

CUSIP No. 393222104

ANCORA ALTERNATIVES, LLC

(Through the Ancora Alternatives SMA)

Purchase of Common Stock	5,270	31.4940	07/14/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	2,300	3.4303	07/14/2021
Purchase of Common Stock	5,224	32.1042	07/15/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,100	3.7200	07/15/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	2,400	3.4403	07/15/2021
Purchase of Common Stock	15,325	31.7581	07/16/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,600	3.8304	07/16/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)	7,000	3.4303	07/16/2021
Purchase of Common Stock	15,883	31.2978	07/19/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	2,100	2.8403	07/19/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	6,600	3.6751	07/19/2021
Purchase of Common Stock	34,500	32.3838	07/20/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	5,100	2.7940	07/20/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	15,900	3.6240	07/20/2021
Purchase of Common Stock	24,000	33.4581	07/21/2021
Purchase of May 20, 2022 Put Options ($22.00 Strike Price)[1]	3,000	2.6303	07/23/2021
Purchase of December 16, 2022 Put Options ($20.00 Strike Price)[1]	9,000	3.5303	07/23/2021

CUSIP No. 393222104

ANCORA ADVISORS, LLC

(Through the Ancora Advisors SMAs)

Purchase of Common Stock	65,000	32.3223	06/17/2021
Purchase of Common Stock	35,000	32.3223	06/17/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,500	3.2543	06/17/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	6,300	3.4792	06/17/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	7,100	3.2024	06/17/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	2,800	3.2543	06/17/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	11,700	3.4792	06/17/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	13,200	3.2024	06/17/2021
Purchase of Common Stock	32,500	31.6377	06/18/2021
Purchase of Common Stock	17,500	31.6377	06/18/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	600	3.4404	06/18/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,800	3.4153	06/18/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,000	3.2612	06/18/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,100	3.4403	06/18/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	5,200	3.4153	06/18/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	5,600	3.2612	06/18/2021
Purchase of Common Stock	32,500	31.7968	06/21/2021
Purchase of Common Stock	17,500	31.7968	06/21/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	700	3.2603	06/21/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,800	3.5403	06/21/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,800	3.3278	06/21/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,300	3.2603	06/21/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	5,200	3.5403	06/21/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	5,200	3.3278	06/21/2021
Purchase of Common Stock	10,400	32.6703	06/22/2021
Purchase of Common Stock	5,600	32.6703	06/22/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	2.8904	06/22/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	900	3.2365	06/22/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	900	2.9403	06/22/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	400	2.8904	06/22/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	1,700	3.2365	06/22/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	1,700	2.9403	06/22/2021
Purchase of Common Stock	22,100	33.4900	06/23/2021
Purchase of Common Stock	11,900	33.4300	06/23/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	500	2.7636	06/23/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,100	3.1336	06/23/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,300	2.9711	06/23/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,000	2.7637	06/23/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,900	3.1336	06/23/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	4,200	2.9711	06/23/2021
Purchase of Common Stock	16,250	33.4405	06/24/2021
Purchase of Common Stock	8,750	33.4405	06/24/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	300	2.8053	06/24/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	1,600	3.1982	06/24/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	1,600	3.0360	06/24/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	700	2.8053	06/24/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,900	3.1981	06/24/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,900	3.0359	06/24/2021
Purchase of Common Stock	32,500	32.7188	06/25/2021
Purchase of Common Stock	17,500	32.7188	06/25/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	500	2.9974	06/25/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,300	3.4541	06/25/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,300	3.2269	06/25/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	900	2.9974	06/25/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	4,200	3.4541	06/25/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	4,400	3.2269	06/25/2021
Purchase of Common Stock	23,231	32.8119	06/28/2021
Purchase of Common Stock	12,508	32.8119	06/28/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	700	2.9928	06/28/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,700	3.4403	06/28/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	2,800	3.2241	06/28/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,300	2.9928	06/28/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	5,100	3.4403	06/28/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	5,200	3.2241	06/28/2021
Purchase of Common Stock	10,435	33.7753	06/29/2021
Purchase of Common Stock	5,619	33.7753	06/29/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	200	2.7904	06/29/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	700	3.2260	06/29/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	800	3.0381	06/29/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	400	2.7904	06/29/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	1,400	3.2261	06/29/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	1,400	3.0381	06/29/2021
Purchase of Common Stock	31,334	33.7626	06/30/2021
Purchase of Common Stock	16,873	33.7626	06/30/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	800	2.8056	06/30/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	2,900	3.3598	06/30/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,000	3.1756	06/30/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,500	2.8055	06/30/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	5,300	3.3598	06/30/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	5,500	3.1756	06/30/2021
Purchase of Common Stock	10,783	33.8180	07/01/2021
Purchase of Common Stock	5,805	33.8180	07/01/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	900	2.7863	07/01/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	3,700	3.3660	07/01/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	3,900	3.0676	07/01/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	1,600	2.7864	07/01/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	6,800	3.3660	07/01/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	7,100	3.0676	07/01/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	3,800	3.0617	07/07/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	14,200	3.7400	07/07/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	15,000	3.4124	07/07/2021
Purchase of May 20, 2022 Put Options ($25.00 Strike Price)[1]	6,500	3.0617	07/07/2021
Purchase of November 18, 2022 Put Options ($23.00 Strike Price)[1]	24,700	3.7400	07/07/2021
Purchase of December 16, 2022 Put Options ($22.00 Strike Price)[1]	26,200	3.4124	07/07/2021

1 Represents shares of Common Stock underlying American-style put options purchased in the over-the-counter market.